Explanation of Responses:

(1)	The dividend rights are payable in cash or shares of common stock at the Issuer’s election immediately upon the closing of the Issuer’s initial public offering.
(2)	This amendment is being filed to correct a calculation error with respect to the number of shares of common stock underlying the dividend right reported on the Reporting Person's original Form 3.
(3)	Represents shares of common stock held by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”). Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”) is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of NIP LP 1. At the time of the original Form 3 filing, Ms. Kordyback may have been deemed to share beneficial ownership of the shares held by NIP LP 1 in her capacity as Managing Director of NCMI. Ms. Kordyback disclaims such beneficial ownership except to the extent of her pecuniary interest therein.